                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                            Hickory Tech Corporation
           -----------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                     429060
           -----------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey A. Christianson
                     Senior Vice President, General Counsel
                          Western Wireless Corporation
                             3650 131st Avenue, S.E.
                               Bellevue, WA 98006
                                 (425) 586-8700
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications

                                 April 23, 2001
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 429060

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Western CLEC Corporation

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)
                                       (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*  WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                     7       SOLE VOTING POWER
         NUMBER OF SHARES
           BENEFICIALLY                      -0-
             OWNED BY                -------------------------------------------
               EACH                  8       SHARED VOTING POWER
             REPORTING
              PERSON                         1,214,710
               WITH                  -------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             -0-
                                     -------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             1,214,710
--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,214,710

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.75%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP NO. 429060

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        WWC CLEC Holding Corporation

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)
                                       (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*   WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                     7       SOLE VOTING POWER
         NUMBER OF SHARES
           BENEFICIALLY                      -0-
             OWNED BY                -------------------------------------------
               EACH                  8       SHARED VOTING POWER
             REPORTING
              PERSON                         1,214,710
               WITH                  -------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             -0-
                                     -------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             1,214,710
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,214,710

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.75%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP NO. 429060

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS

        Western Wireless Corporation

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)
                                       (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*  WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Washington

--------------------------------------------------------------------------------
                                     7       SOLE VOTING POWER
         NUMBER OF SHARES
           BENEFICIALLY                      -0-
             OWNED BY                -------------------------------------------
               EACH                  8       SHARED VOTING POWER
             REPORTING
              PERSON                         1,214,710
               WITH                  -------------------------------------------
                                     9       SOLE DISPOSITIVE POWER

                                             -0-
                                     -------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             1,214,710
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,214,710

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.75%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D ("Schedule 13D") relates to the voting common stock, no par value per share (the "Common Stock"), of Hickory Tech Corporation, a Minnesota corporation (the "Issuer"). The address of the Issuer's principal office is 221 East Hickory Street, P.O. Box 3248, Mankato, MN 56002-3248.

ITEM 2. IDENTITY AND BACKGROUND

        The name and state of formation or citizenship, as applicable, of each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person") is herein incorporated by reference to questions 1 and 6 on the cover page of each respective Reporting Person. The address of each Reporting Person is 3650 131st Avenue, SE, Bellevue, Washington 98006. The name, address, citizenship and principal business or occupation of each director or executive officer of each Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties"), as required by Instruction C to Schedule 13D, is set forth in Item 5 and Schedule 1 referred to therein.

        Western CLEC Corporation is a wholly owned subsidiary of WWC CLEC Holding Corporation, which is a wholly owned subsidiary of Western Wireless Corporation, a public company. Western Wireless Corporation ("WWC") provides wireless communications services in the United States principally through the ownership and operation of cellular systems.

        During the last five years, no Reporting Person or, to the knowledge of the Reporting Persons, no Disclosed Party, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All the Common Stock held by the Reporting Persons was purchased by them. Between August 31, 2000 and April 26, 2001, the Reporting Persons purchased in open market purchases 238,600 shares of Common Stock for $3,600,373. The source of funds for the purchase of this Common Stock was the working capital of the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Persons purchased the Common Stock they hold for the purpose of acquiring an equity interest in the Issuer and do not presently have any plans to acquire control of the Issuer. The Reporting Persons have in the past analyzed the operating results of the Issuer and may consider the possibility of acquiring control of the Issuer in the future. The Reporting Persons may also seek to acquire some or all the assets of the Issuer in the future.

        After the Reporting Persons had acquired approximately four percent of the Issuer's Common Stock, their representative informed the Issuer's president and CEO of their acquisitions and of their intent to make further acquisitions.

        Because the Reporting Persons may consider seeking to acquire control or assets of the Issuer, the Reporting Persons' positions cannot be considered solely those of passive investors. However, it should not be assumed that the Reporting Persons will formulate a plan to acquire control or assets of the Issuer. The Reporting Persons have been buying and may continue to buy shares of the Issuer. The Reporting Persons intend to review their evaluation of the Issuer's business and prospects continuously and upon future developments (including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions), determine to cease buying shares of the Issuer or to increase or decrease its position in the Issuer. The Reporting Persons do not presently intend to make a tender offer for shares of the Issuer or propose to the Issuer a merger or similar transaction. As part of their continuing review of their position in the Issuer, however, the Reporting Persons may change their present intention and determine to make a tender offer for shares of the Issuer or propose to the Issuer a merger or similar transaction.

        Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters referred to in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) The responses of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Common Stock and the responses of all Disclosed Persons set forth on
Schedule 1 hereto are incorporated herein by reference. All responses reflect beneficial ownership as of the date of this filing. The percentage ownership responses are based upon the outstanding number of shares set forth in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

        (c) On March 19, 2001, Western CLEC purchased 11,600 shares of Common Stock at an average price of $12.617 per share, an aggregate of $146,366.75, in open market purchases. On March 28, 2001, Western CLEC purchased 100 shares of Common Stock at $14.95 per share, an aggregate of $1,494.95, in open market purchases. On March 29, 2001, Western CLEC purchased 40,000 shares of Common Stock at $14.77 per share, an aggregate of $590,722, in open market purchases. On April 23, 2001, Western CLEC purchased 40,000 shares of Common Stock at an average price of $14.026 per share, an aggregate of $561,040, in open market purchases. On April 24, 2001, Western CLEC purchased 70,000 shares of Common Stock at an average price of $14.25 per share, an aggregate of $997,561, in open market purchases. On April 25, 2001, Western CLEC purchased 20,000 shares of Common Stock at $14.32 per share, an aggregate of $286,361, in open market purchases. On April 26, 2001, Western CLEC purchased 10,000 shares of Common Stock at an average price of $14.522 per share, an aggregate of $145,223, in open market purchases.

        (d)-(e) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer among the Reporting Persons or between any Reporting Person and any other person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 2001
                                            WESTERN CLEC CORPORATION

                                            By: /s/ John W. Stanton
                                               ---------------------------------
                                            Name:  John W. Stanton
                                            Title: Chief Executive Officer


                                            WWC CLEC HOLDING CORPORATION

                                            By: /s/ John W. Stanton
                                               ---------------------------------
                                            Name:  John W. Stanton
                                            Title: Chief Executive Officer


                                            WESTERN WIRELESS CORPORATION

                                            By: /s/ John W. Stanton
                                               ---------------------------------
                                            Name:  John W. Stanton
                                            Title: Chief Executive Officer


                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, as amended, this will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock of Hickory Tech Corporation, is being filed on behalf of each of the undersigned.

Date:  April 30, 2001

                                            WESTERN CLEC CORPORATION

                                            By: /s/ John W. Stanton
                                               ---------------------------------
                                            Name: John W. Stanton
                                            Title: Chief Executive Officer

                                            WWC CLEC HOLDING CORPORATION

                                            By: /s/ John W. Stanton
                                               ---------------------------------
                                            Name: John W. Stanton
                                            Title: Chief Executive Officer


                                            WESTERN WIRELESS CORPORATION

                                            By: /s/ John W. Stanton
                                               ---------------------------------
                                            Name: John W. Stanton
                                            Title: Chief Executive Officer

                                   Schedule 1

INFORMATION FOR REPORTING PERSONS AND GENERAL PARTNERS, MEMBERS AND/OR DIRECTORS
                  AND EXECUTIVE OFFICERS OF REPORTING PERSONS

        The following table sets forth the name, business address, and present principal occupation or principal business of each director and executive officer of each Reporting Person. For each person listed, the number of shares with respect to which such person or entity has sole voting power, shared voting power and beneficially owns is none, and each person disclaims beneficial ownership of all shares held by any Reporting Person. The business address of each such person is 3650 131st Avenue, SE, Bellevue, Washington 98006. Each such person is a citizen of the United States, and the principal occupation of each such person is his or her affiliation with Western Wireless Corporation except as otherwise indicated.

                WESTERN WIRELESS CORPORATION ("WWC")

NAME                         RELATIONSHIP TO WWC
----                         -------------------
John W. Stanton              Chairman, Director and Chief Executive Officer

Donald Guthrie               Vice Chairman

Mikal J. Thomsen             Director, President and Chief Operating  Officer

Theresa E. Gillespie         Director and Executive Vice President

Bradley J. Horwitz           Executive Vice President

H. Stephen Burdette          Senior Vice President

Jeffrey A. Christianson      Senior Vice President, General Counsel, and Secretary

Scott A. Soley               Executive Director of Accounting (Chief Accounting Officer)

John L. Bunce, Jr.           Director (1)

Mitchell R. Cohen            Director (1)

Daniel J. Evans              Director (2)

Jonathan M. Nelson           Director (3)

Terence M. O'Toole           Director (4)

Peter H. van Oppen           Director (5)

-------------------
(1)     Managing Director of Hellman & Friedman

(2)     Chairman of Daniel J. Evans Associates

(3)     President and CEO of Providence Equity Partners Inc.

(4)     Managing Director, Goldman, Sachs & Co. Inc.

(5)     Chairman and CEO of Advanced Digital Information Corporation

                        WESTERN CLEC CORPORATION ("CLEC")

NAME                           RELATIONSHIP TO CLEC
----                           --------------------
John W. Stanton                Chairman and Chief Executive Officer

Mikal J. Thomsen               President and Chief Operating Officer

Donald Guthrie                 Director and Vice Chairman

Theresa E. Gillespie           Director, Executive Vice President

Jeffrey Christianson           Director, Senior Vice President, General Counsel and Secretary

H. Stephen Burdette            Senior Vice President


WWC CLEC HOLDING CORPORATION ("HOLDING")

NAME                           RELATIONSHIP TO HOLDING
----                           -----------------------
John W. Stanton                Chairman and Chief Executive Officer

Mikal J. Thomsen               President and Chief Operating Officer

Donald Guthrie                 Director and Vice Chairman

Theresa E. Gillespie           Director, Executive Vice President

Jeffrey Christianson           Director, Senior Vice President, General Counsel and Secretary

H. Stephen Burdette            Senior Vice President